UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2014

Date:	July 18, 2014
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the fiscal year ended March 31, 2014

(1) Operating results

	(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2014	2013

Total revenue	4,343,364	4,495,430

Income before income tax expense	1,420,443	1,415,871

Net income attributable to Mitsubishi UFJ Financial Group	1,015,393	1,069,124

Basic earnings per common share — net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	70.21	74.30

Diluted earnings per common share — net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	69.98	74.16

Comprehensive income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2014 and 2013 were ¥1,798,728 million and ¥2,239,871 million, respectively.

Notes:

1. Average number of shares outstanding

		(in thousands of shares)
	For the fiscal years ended March 31,
	2014	2013
Common stock	14,158,698	14,148,060

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

		(in millions of yen)
	As of March 31,
	2014	2013
Total assets	253,661,077	230,559,276

Total Mitsubishi UFJ Financial Group shareholders’ equity	12,205,040	10,608,795

(3) Cash flows

		(in millions of yen)
	For the fiscal years ended March 31,
	2014	2013
Net cash provided by (used in) operating activities	909,448	(2,164,910)
Net cash used in investing activities	(12,401,827)	(1,800,255)
Net cash provided by financing activities	11,475,095	4,291,533
Cash and cash equivalents at end of period	3,689,228	3,619,253

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, our business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, fluctuations in interest rates, foreign currency exchange rates and stock prices, and legal proceedings and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2014	2013
Assets:
Cash and due from banks	3,689,228	3,619,253
Interest-earning deposits in other banks	20,500,676	8,111,887
Call loans and funds sold	919,132	618,596
Receivables under resale agreements	7,300,037	5,659,512
Receivables under securities borrowing transactions	4,210,057	2,615,172
Trading account assets	40,646,275	40,826,384
Investment securities:
Securities available-for-sale—carried at fair value	51,885,652	58,844,069
Securities being held-to-maturity—carried at amortized cost	2,706,982	2,131,164
Other investment securities	737,617	889,952

Total investment securities	55,330,251	61,865,185

Loans, net of unearned income, unamortized premiums and deferred loan fees	110,276,411	98,590,229
Allowance for credit losses	(1,094,420)	(1,335,987)

Net loans	109,181,991	97,254,242

Premises and equipment—net	1,236,648	1,059,054
Accrued interest	277,222	255,192
Customers’ acceptance liability	126,838	90,216
Intangible assets—net	1,133,354	866,153
Goodwill	728,515	417,956
Deferred tax assets	362,267	514,679
Other assets	8,018,586	6,785,795

Total assets	253,661,077	230,559,276

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	16,644,469	15,327,957
Interest-bearing	104,860,603	103,003,820
Overseas offices:
Non-interest-bearing	4,478,271	3,481,750
Interest-bearing	36,534,443	26,396,212

Total deposits	162,517,786	148,209,739

Call money and funds purchased	3,417,455	4,010,582
Payables under repurchase agreements	21,268,072	15,700,394
Payables under securities lending transactions	5,520,718	3,992,950
Due to trust account	750,210	633,029
Other short-term borrowings	11,106,071	11,608,598
Trading account liabilities	11,981,978	14,969,482
Obligations to return securities received as collateral	3,971,454	3,034,547
Bank acceptances outstanding	126,838	90,216
Accrued interest	143,362	136,712
Long-term debt	14,498,678	12,182,358
Other liabilities	5,607,011	5,048,689

Total liabilities	240,909,633	219,617,296

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,647,145	1,646,035
Capital surplus	6,363,413	6,348,133
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	2,157,639	1,361,620
Accumulated other comprehensive income (loss), net of taxes	1,357,682	574,347
Treasury stock, at cost	(2,510)	(3,011)

Total Mitsubishi UFJ Financial Group shareholders’ equity	12,205,040	10,608,795
Noncontrolling interests	546,404	333,185

Total equity	12,751,444	10,941,980

Total liabilities and equity	253,661,077	230,559,276

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,
(in millions of yen)	2014	2013
Interest income:
Loans, including fees	1,663,742	1,577,770
Deposits in other banks	47,056	27,304
Investment securities:
Interest	229,732	266,640
Dividends	112,605	104,187
Trading account assets	407,415	394,788
Call loans and funds sold	10,074	7,046
Receivables under resale agreements and securities borrowing transactions	51,659	49,786

Total	2,522,283	2,427,521

Interest expense:
Deposits	226,655	212,067
Call money and funds purchased	6,841	6,961
Payables under repurchase agreements and securities lending transactions	39,329	56,862
Due to trust account	519	665
Other short-term borrowings and trading account liabilities	57,501	52,342
Long-term debt	230,127	227,521

Total	560,972	556,418

Net interest income	1,961,311	1,871,103
Provision (credit) for credit losses	(106,371)	144,542

Net interest income after provision (credit) for credit losses	2,067,682	1,726,561

Non-interest income:
Fees and commissions income	1,294,116	1,160,874
Foreign exchange losses —net	(61,755)	(38,955)
Trading account profits (losses)—net	(33,886)	570,276
Investment securities gains—net	303,520	155,957
Equity in earnings of equity method investees—net	110,520	60,210
Gains on sales of loans	17,680	14,773
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	115,210	—
Other non-interest income	75,676	144,774

Total	1,821,081	2,067,909

Non-interest expense:
Salaries and employee benefits	1,029,580	932,399
Occupancy expenses—net	158,393	151,138
Fees and commission expenses	222,038	209,782
Outsourcing expenses, including data processing	216,737	198,134
Depreciation of premises and equipment	103,714	94,035
Amortization of intangible assets	198,147	207,568
Impairment of intangible assets	312	3,378
Insurance premiums, including deposit insurance	101,135	98,711
Communications	50,868	47,095
Taxes and public charges	69,457	66,862
Other non-interest expenses	317,939	369,497

Total	2,468,320	2,378,599

Income before income tax expense	1,420,443	1,415,871
Income tax expense	337,917	296,020

Net income before attribution of noncontrolling interests	1,082,526	1,119,851
Net income attributable to noncontrolling interests	67,133	50,727

Net income attributable to Mitsubishi UFJ Financial Group	1,015,393	1,069,124

Income allocable to preferred shareholders:
Cash dividends paid	17,940	17,940
Changes in a foreign affiliated company’s interests in its subsidiary	3,301	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	994,152	1,051,184

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	70.21	74.30
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	69.98	74.16

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the fiscal years ended March 31,
(in millions of yen)	2014	2013
Net income before attribution of noncontrolling interests	1,082,526	1,119,851
Other comprehensive income (loss), net of tax
Net unrealized holding gains on investment securities	141,519	628,470
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(361)	3,423
Defined benefit plans	117,648	79,997
Foreign currency translation adjustments	508,130	467,259

Total other comprehensive income	766,936	1,179,149

Comprehensive income	1,849,462	2,299,000

Net income attributable to noncontrolling interests	67,133	50,727
Other comprehensive income (loss) attributable to noncontrolling interests	(16,399)	8,402

Comprehensive income attributable to Mitsubishi UFJ Financial Group	1,798,728	2,239,871

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more

	As of March 31,
(in millions of yen)	2014	2013
Nonaccrual loans:
Domestic:
Manufacturing	167,962	213,181
Construction	30,202	37,530
Real estate	154,766	205,959
Services	72,851	87,103
Wholesale and retail	212,356	250,241
Banks and other financial institutions	7,234	13,993
Communication and information services	24,956	32,125
Other industries	36,861	43,585
Consumer	227,476	269,641

Total domestic	934,664	1,153,358

Foreign:
Governments and official institutions	43	66
Banks and other financial institutions	24,091	21,814
Commercial and industrial	87,808	87,628
Other	68,840	32,247

Total foreign	180,782	141,755

Total	1,115,446	1,295,113

Restructured loans:
Domestic	718,027	847,728
Foreign	153,204	138,119

Total	871,231	985,847

Accruing loans contractually past due 90 days or more:
Domestic	47,759	41,216
Foreign	961	328

Total	48,720	41,544

Total	2,035,397	2,322,504